ENLIVEN MARKETING TECHNOLOGIES CORPORATION
205 West 39th Street, 16th Floor
New York, N.Y. 10018

February 8, 2008

VIA EDGAR AND FACSIMILE

Ms. LaTonya Reynolds
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, DC 20549

Re:	Enliven Marketing Technologies Corporation
Registration Statement on Form S-3
File No. 333-147591

Dear Ms. Reynolds:

        The undersigned registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that Registration Statement No. 333-147591 on Form S-3/A, filed by the registrant on February 6, 2008 be declared effective at 4:00 p.m. on February 8, 2008, or as soon thereafter as practicable.

        Enliven acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Enliven from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and Enliven many not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Andrew J. Graf Andrew J. Graf General Counsel